FOR IMMEDIATE RELEASE:

Afya Limited Announces iClinic’s Acquisition

October 13, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) hereby clarifies the announcement made earlier today.

Afya has executed the purchase and sale agreement for the acquisition of 100% of the total share capital of iClinic, through its wholly-owned subsidiary Afya Participações S.A., the consummation of which is subject to certain customary precedent conditions, including diligence-outs.

IClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. They empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services.

Their portfolio includes:

•	Electronic Medical Record: First electronic medical record as a SaaS model in Brazil focused on the physician experience;

•	Clinical Management System: with this software doctors can schedule patients online, organize their financial records, use marketing tools to promote their clinics and others;

•	Telemedicine: platform to provide online consultations fully integrated with doctor’s schedule and records; and

•	Physicians Marketplace: website that connects doctors and patients to schedule consultations.

"With the acquisition of iClinic to our platform, if and when the transaction is concluded, Afya will make another step to become the one stop shop for physicians in Brazil. Besides medical and health education courses and a clinical decisions app, we will enter in a new segment that helps physicians manage their clinics and provide a better service to their patients” said Virgílio Gibbon, Afya’s CEO.

"We founded iClinic to empower doctors with technology in their managerial activities so they can improve their patient experience and provide high quality healthcare to their patients”, said Felipe Lourenço, iClinic’s CEO. “I am very excited to join Afya’s team so we can work together to achieve the same goal.”

On the closing of such transaction, the net purchase price payable to sellers will be approximately R$182.7 million, deducted iClinics’ estimate net debt, of which: (i) 61.5% will be paid in cash, and (ii) 38.5% will be paid in Afya’s class A common shares.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br